Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Farm Lands of Guinea Limited	British Virgin Islands

Indirect Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Land & Resources of Guinea SA	Republic of Guinea